Exhibit 12.1
Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

	Successor					Predecessor
	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from Acquisition (May 26, 2010) to December 31, 2010	Period from January 1, 2010 to May 25, 2010
Fixed Charges:
Interest expense, net	$304	$164	$122	$103	$48	$35
Capitalized interest	14	2	1	1	1	1
Interest charges included in rental expense (a)	7	4	2	2	1	—
Distribution to the Series A Preferred Units	4	6	8	8	4	2
Accretion of the Series A Preferred Units	1	—	2	—	—	—
Total fixed charges (b)	$330	$176	$135	$114	$54	$38
Earnings:
(Loss) income from continuing operations before income taxes	$(139)	$26	$34	$74	$(4)	$(5)
Less:
Income from unconsolidated affiliates	195	135	105	120	54	16
Capitalized interest	14	2	1	1	1	1
Noncontrolling interests	15	8	2	2	—	—
Add:
Distributed income from unconsolidated affiliates	204	142	121	119	57	12
Fixed charges	330	176	135	114	54	38
Amortization of capitalized interest	1	1	—	1	—	1
Total earnings available for fixed charges (c)	$172	$200	$182	$185	$52	$29
Ratio of earnings to fixed charges (c)/(b) (1)	—	1.14	1.35	1.63	—	—
(1) Earnings were insufficient to cover fixed charges by:	$158	$—	$—	$—	$2	$9
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(a)    Amount approximates reasonable interest expense included within operating lease payments.